Filed by FS Investment Corporation IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS Investment Corporation IV

File No. of Related Registration Statement: 333-232556

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FS/KKR ANNOUNCES MERGERS AND LIQUIDITY PLAN FOR NON-TRADED BDCs VOTE NOW SUMMARY
FS/KKR Advisor, LLC, a partnership between FS Investments and KKR Credit Advisors (US) LLC (FS/KKR), announced a definitive agreement to merge FS Investment Corporation II (FSIC II), FS Investment Corporation III (FSIC III), FS Investment Corporation IV (FSIC IV) and Corporate Capital Trust II (CCT II) to create the second- largest business development company, with approximately $9 billion in assets on a pro forma basis as of June 30, 2019.
The mergers are part of a proposed three-step plan toward a liquidity event for all shareholders, including a recapitalization of the combined company through the issuance of preferred stock representing approximately 20% of the combined company’s net asset value to all non-traded shareholders of the combined company followed by a listing of the combined company’s common shares on the New York Stock Exchange.
Your vote FOR for the proposals will help ensure:
The mergers close by year-end so the combined company’s common shares may be listed on the NYSE by the end of Q1 2020*
Shareholders of each fund receive shares of the combined company equal in value
Shareholders own a more diversified portfolio
The ability for the combined company to create operational synergies
’A listing is subject to market conditions and board approval.
NEXT STEPS Visit Proxyvote.com VOTE NOW View resources below Contact your financial advisor or call us at 877-628-8575 1 2 3
GENERAL RESOURCES Press release FAQ FSIC II RESOURCES Merger
Summary Proxy statement FSIC III RESOURCES Presentation Merger summary Proxy statement VOTE now

VOTE now FSIC IV RESOURCES Merger summary Proxy statement VOTE NOW VOTE NOW    CCT II RESOURCES Merger summary Proxy statement
Have a question? Email us DISCLOSURES Forward-Looking Statements
Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions a re intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also be contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.
Additional Information and Where to Find It
This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8,2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC Il’s website, CCT Il’s website, FSIC Ill’s website and FSIC IV’s website, each at www.fsinvestments.com. Participants in the Solicitation
The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above. 2019 FS Investments